Filed by Petroleum Geo-Services ASA
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: Petroleum Geo-Services ASA
Commission File No.: 001-14614

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427

Additional Information

In connection with the proposed merger of Veritas DGC Inc. (“Veritas”) and a subsidiary of the new Cayman Islands holding company (“Caymanco”), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA (“PGS”), Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors and security holders are urged to read these documents, when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following slide presentation has been posted on PGS’ intranet web site with respect to the transaction and is filed herewith pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934.

What happened since the merger announcement ?

PETROLEUM GEO-SERVICES

- **Most importantly PGS has continued operations as normal, PGS and Veritas are still competitors and focus has been on "business as usual"**

- **Much work has gone into generating legal documents required in order to satisfy regulatory requirements in countries where we have significant activity**
  - such filings have been made in Norway, United Kingdom, United States, Brazil and Australia
  - these filings contain information about the merging companies and market shares in the respective regions, and are used by the authorities to evaluate the consequence of the merger with respect to markets and competition
  - so far we have obtained antitrust clearance in the United States and United Kingdom
  - the legal processes progress according to plan

What happened since the merger announcement ?

PETROLEUM GEO-SERVICES

- Merger information sessions between PGS and Veritas have been conducted in Houston, London and Singapore
- The purpose of these sessions is to increase the knowledge in each company about the other, by presenting organizations and operations
- The sessions are of a general nature without any discussion or disclosure of information related to specific operations, technology or financial matters
- First round of sessions completed by February 8

New company name

PETROLEUM GEO-SERVICES

- It has been decided that the name of new company will not be VeritasPGS or PGSVeritas
- Although both companies have strong attachments and loyalties to the existing names and associated values, selecting a completely new name will provide a neutral ground and an opportunity for the new company to develop a common and unique identity
- This will provide an opportunity to differentiate us from our competitors - who mostly have chosen to combine old names

- The new name has yet not been decided – both Veritas and PGS are involved in the process of developing a name and visual identity for the new company